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          UNITED STATES                 --------------------------------------
SECURITIES AND EXCHANGE COMMISSION                  OMB APPROVAL
      WASHINGTON, D.C. 20549            --------------------------------------
                                        OMB Number:          3235-0145
                                        Expires:       August 31, 1991
                                        Estimated average burden
                                        hours per response.......14.90
                                        --------------------------------------
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                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (AMENDMENT NO. ____________)*

                              BEA SYSTEMS, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 073325 10 2
                      ------------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073325102                  13G

1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WARBURG, PINCUS VENTURES, L.P.     I.D. NO. 13-3784037

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /
                                                                    (b) /X/
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
-------------------------------------------------------------------------------
 NUMBER OF         5    SOLE VOTING POWER
   SHARES               - 0 -
BENEFICIALLY       ------------------------------------------------------------
  OWNED BY         6    SHARED VOTING POWER
   EACH                 31,775,217
 REPORTING         ------------------------------------------------------------
  PERSON           7    SOLE DISPOSITIVE POWER
   WITH                 - 0 -
                   ------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER
                        42,093,554
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     42,093,554(1)
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     64.91%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------
(1)Assumes conversion into voting Common Stock of maximum number of shares of Class B Non-Voting Common Stock as is permitted pursuant to the Issuer's Amended and Restated Certificate of Incorporation (49% of Voting Common Stock). The Reporting Person currently hold 11,870,000 shares of Common Stock and 30,223,554 shares of Class B Non-Voting Common Stock.

CUSIP No. 073325102                  13G

1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WARBURG, PINCUS & CO.    I.D. NO. 13-6358475

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /
                                                                    (b) /X/
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
-------------------------------------------------------------------------------
 NUMBER OF         5    SOLE VOTING POWER
   SHARES               - 0 -
BENEFICIALLY       ------------------------------------------------------------
  OWNED BY         6    SHARED VOTING POWER
   EACH                 31,775,217
 REPORTING         ------------------------------------------------------------
  PERSON           7    SOLE DISPOSITIVE POWER
   WITH                 - 0 -
                   ------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER
                        42,093,554
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     42,093,554(1)
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     64.91%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------
(1)Assumes conversion into voting Common Stock of maximum number of shares of Class B Non-Voting Common Stock as is permitted pursuant to the Issuer's Amended and Restated Certificate of Incorporation (49% of Voting Common Stock). The Reporting Person currently hold 11,870,000 shares of Common Stock and 30,223,554 shares of Class B Non-Voting Common Stock.

CUSIP No. 073325102                  13G

1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     E.M. WARBURG, PINCUS & CO., LLC    I.D. NO. 13-3536050

-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) / /
                                                                    (b) /X/
-------------------------------------------------------------------------------
3    SEC USE ONLY

-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
-------------------------------------------------------------------------------
 NUMBER OF         5    SOLE VOTING POWER
   SHARES               - 0 -
BENEFICIALLY       ------------------------------------------------------------
  OWNED BY         6    SHARED VOTING POWER
   EACH                 31,775,217
 REPORTING         ------------------------------------------------------------
  PERSON           7    SOLE DISPOSITIVE POWER
   WITH                 - 0 -
                   ------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER
                        42,093,554
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     42,093,554(1)
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     64.91%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------
(1)Assumes conversion into voting Common Stock of maximum number of shares of Class B Non-Voting Common Stock as is permitted pursuant to the Issuer's Amended and Restated Certificate of Incorporation (49% of Voting Common Stock). The Reporting Person currently hold 11,870,000 shares of Common Stock and 30,223,554 shares of Class B Non-Voting Common Stock.

CUSIP No. 073325102                  13G

ITEM 1.

          (a)  Name of Issuer:  BEA Systems, Inc. (the "Issuer")

          (b)  Address of Issuer's Principal Executive Offices:

               385 Moffett Park Drive, Sunnyvale, CA  94089

ITEM 2.

    (a) & (b)  Name of Person Filing; Address of Principal Business Office:

               This statement is filed by and on behalf of (a) Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV");
               (b) Warburg, Pincus & Co., a New York general partnership ("WP"); and (c) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), which manages WPV. WP, as the sole general partner of WPV, has a 20% interest in the profits of WPV. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the partners of WP. The business address of each of the foregoing is 466 Lexington Avenue, New York, New York 10017.

          (c)  Citizenship:  Not applicable.

          (d)  Title of Class of Securities:  Common Stock

          (e)  CUSIP Number:  073325 10 2

ITEM 3.

               Not applicable.

ITEM 4.        OWNERSHIP

          (a)  Amount Beneficially Owned:

               42,093,554 shares as of December 31, 1997(1).

          (b)  Percent of Class:  64.91%, as of December 31, 1997.

______________________________
(1)Assumes conversion into voting Common Stock of maximum number of shares of Class B Non-Voting Common Stock as is permitted pursuant to the Issuer's Amended and Restated Certificate of Incorporation (49% of Voting Common Stock). The Reporting Person currently hold 11,870,000 shares of Common Stock and 30,223,554 shares of Class B Non-Voting Common Stock.

CUSIP No. 073325102                  13G

          (c)  Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the vote:

                        - 0 - shares.

                  (ii)  shared power to vote or to direct the vote:

                        31,275,217 shares

                 (iii)  sole power to dispose or to direct the disposition of:

                        - 0 - shares.

                  (iv)  shared power to dispose or to direct the disposition of:

                        42,093,554 shares

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF THE GROUP

               Not applicable.

ITEM 10.       CERTIFICATION

               Not applicable.

CUSIP No. 073325102                  13G

                                      SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                       Date: January 28, 1998

                                       WARBURG, PINCUS VENTURES, L.P.

                                       By: Warburg, Pincus & Co.,
                                           General Partner



                                       By:  /s/ Stephen Distler
                                          ------------------------------------
                                            Stephen Distler
                                       Its: Partner



                                       WARBURG, PINCUS & CO.



                                       By:  /s/ Stephen Distler
                                          ------------------------------------
                                            Stephen Distler
                                       Its: Partner



                                       E.M. WARBURG, PINCUS & CO., LLC



                                       By:  /s/ Stephen Distler
                                          ------------------------------------
                                            Stephen Distler
                                       Its: Partner

CUSIP No. 073325102                  13G

                                      EXHIBITS



Exhibit 1 Joint Filing Agreement, dated _______________, 1998, among the signatories to this Schedule 13G.

CUSIP No. 073325102                  13G

                                                                       Exhibit 1


                               JOINT FILING AGREEMENT
                            PURSUANT TO RULE 13d-1(f)(1)



    The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

    Dated: January 28, 1998

                                       WARBURG, PINCUS VENTURES, L.P.

                                       By: Warburg, Pincus & Co.,
                                           General Partner



                                       By:  /s/ Stephen Distler
                                          ------------------------------------
                                            Stephen Distler
                                       Its: Partner



                                       WARBURG, PINCUS & CO.



                                       By:  /s/ Stephen Distler
                                          ------------------------------------
                                            Stephen Distler
                                       Its: Partner

CUSIP No. 073325102                  13G

                                       E.M. WARBURG, PINCUS & CO., LLC



                                       By:  /s/ Stephen Distler
                                          ------------------------------------
                                            Stephen Distler
                                       Its: Partner